                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                                  Jichang Road
                           Guangzhou, Guangdong 510405
                           People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.      X                Form 40-F.
                      ------------                      ------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes.                  No.       X
                 -------------        -------------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

     China Southern Airlines Company Limited (the "Company") on October 26, 2005 published in two local newspapers in Hong Kong an announcement in Chinese and English concerning the Announcement and Notice of the Second Extraordinary General Meeting in 2005. The Company on October 26, 2005 distributed the Notice of Extraordinary General Meeting, Form of Proxy for Extraordinary General Meeting and Reply Slip in English and Chinese to its shareholders. A copy of the English version of each of the documents is included in this Form 6-K of the Company.

                              [CHINESE CHARACTERS]
                 [LOGO] CHINA SOUTHERN AIRLINES COMPANY LIMITED
               (a joint stock limited company incorporated in the
               People's Republic of China with limited liability)
                               (STOCK CODE: 1055)


                                ANNOUNCEMENT AND
           NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING IN 2005

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") hereby announces that pursuant to article 134 of the articles of association of the Company, the Board considered and approved by way of written resolution the following resolutions:

1.   the proposed retirement of Liu Ming Qi as a Director of the Company;

2.   the proposed retirement of Wu Rong Nan as a Director of the Company;

3. the proposed resignation of Simon To as an independent non-executive director of the Company, because he has held the office of independent non-executive director for the maximum period of six years as allowed under the Company's articles of association;

4. the proposed replacement of the original Article 120 of the Articles of Association of the Company by the following provision:

     'Article 120      The Company shall have a board of directors. The board of
                       directors shall consist of twelve (12) directors. The board of directors shall have one (1) Chairman, two (2)
                       Vice-chairman.'

     and the authorization of the board of Directors of the Company to make similar changes to the Regulations on the Meeting of the Board of Directors based on the changes set out in this resolution; and

5. the holding of the second extraordinary general meeting (the "EGM") of the Company at 10:30 a.m. on 16 December, 2005 for the purpose of considering and passing the following resolutions as ordinary resolutions:

     a.   the proposed retirement of Liu Ming Qi as a Director of the Company;

     b.   the proposed retirement of Wu Rong Nan as a Director of the Company;
          and

     c. the proposed resignation of Simon To as an independent non-executive director of the Company, because he has held the office of independent non-executive director for the maximum period of six years as allowed under the Company's articles of association; and

     the following resolution as a special resolution:

     a. the proposed replacement of the original Article 120 of the Articles of Association of the Company by the following provision:

          'Article 120 The Company shall have a board of directors. The board of directors shall consist of twelve (12) directors. The board of directors shall have one (1) Chairman, two (2) Vice-chairman.'

          and the authorization of the board of Directors of the Company to make similar changes to the Regulations on the Meeting of the Board of Directors based on the changes set out in this resolution.

All 14 Directors of the Company entitled to participate have participated in considering and approving the written resolutions. The format and procedure for passing the resolutions were in accordance with the Company Law of the People's Republic of China and the Company's articles of association.

NOTICE IS HEREBY GIVEN that the EGM will be held at No. 278, Ji Chang Road, Guangzhou, Guangdong Province, the PRC on 16 December, 2005 at 10:30 a.m. for the purpose of considering and passing the following resolutions:


                               ORDINARY RESOLUTION

1. "THAT the retirement of Liu Ming Qi as a Director of the Company be and is hereby unconditionally approved."

2. "THAT the retirement of Wu Rong Nan as a Director of the Company be and is hereby unconditionally approved."

3. "THAT the resignation of Simon To as an independent non-executive director of the Company, because he has held the office of independent non-executive director for the maximum period of six years as allowed under the Company's articles of association, be and is hereby unconditionally approved."


                               SPECIAL RESOLUTION

1. "THAT the original Article 120 of the Articles of Association of the Company replaced by the following provision:

     'Article 120      The Company shall have a board of directors. The board of
                       directors shall consist of twelve (12) directors. The board of directors shall have one (1) Chairman, two (2)
                       Vice-chairman.'

     and THAT the board of Directors of the Company be and is hereby authorized to make similar changes to the Regulations on the Meeting of the Board of Directors based on the changes set out in this resolution."



                                                        By Order of the Board of
                                                                SU LIANG
                                                            Company Secretary


Guangzhou, the People's Republic of China

25 October, 2005

As at the date of this notice, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

Notes:

1.   PERSONS WHO ARE ENTITLED TO ATTEND THE EGM

     a. Holders of H shares of the Company who are registered with Hong Kong Registrars Limited, the registrar of H shares of the Company, at the close of trading in the afternoon of 16 November, 2005 ("Eligible Shareholders") or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the EGM". Holders of A shares of the Company shall receive a notice separately.

     b.   The directors, supervisors and senior management of the Company.

     c. Representatives of the professional advisers hired by the Company and special guests invited by the board of directors of the Company.

2.   REGISTRATION PROCEDURES FOR ATTENDING THE EGM

     a. Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before 26 November, 2005, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the EGM as Attachment A.

     b. When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarized copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

     c. Holders of H shares of the Company who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:00 p.m. on 16 November, 2005.

     d. The register of H shares of the Company will be closed from 17 November, 2005 to 15 December, 2005 (both days inclusive), during which period no transfer of H shares will be registered.

3.   PROXIES

     a. An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company.

     b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for extraordinary general meeting, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorization document(s) authorizing such attorney to appoint the proxy must be notarized.

     c. To be valid, the notarized power of attorney or other authorization document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time designated for the holding of the EGM.

4.   MISCELLANEOUS

     a. The EGM is expected to last for not more than one day. Eligible Shareholders who attend shall bear their own traveling and accommodation expenses.

     b.   The address of the headquarters of the Company is:

          1st Floor, No. 278 Ji Chang Road
          Guangzhou 510405, Guangdong Province
          People's Republic of China
          Telephone No.: (+86) 20-8612 4737
          Facsimile No.: (+86) 20-8665 9040
          Website: www.cs-air.com
          Contact persons: Su Liang and Lei Bin

     c. Pursuant to the Article 77 of the Articles of Association of the Company, at any general meeting of shareholders of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

          i.   by the chairman of the meeting;

          ii. by at least two shareholders entitled to vote present in person or by proxy; or

          iii. by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.

          The demand for a poll may be withdrawn by the person who makes such demand.

--------------------------------------------------------------------------------
                                NOTICE OF THE EGM
--------------------------------------------------------------------------------


                              [CHINESE CHARACTERS]
                 [LOGO] CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

           NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING IN 2005

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of China Southern Airlines Company Limited (the "Company") will be held at No. 278, Ji Chang Road, Guangzhou, Guangdong Province, the PRC on 16 December, 2005 at 10:30 a.m. for the purpose of considering and passing the following resolutions:


                               ORDINARY RESOLUTION

     1. "THAT the retirement of Liu Ming Qi as a Director of the Company be and is hereby unconditionally approved."

     2. "THAT the retirement of Wu Rong Nan as a Director of the Company be and is hereby unconditionally approved."

     3. "THAT the resignation of Simon To as an independent non-executive director of the Company, because he has held the office of independent non-executive director for the maximum period of six years as allowed under the Company's articles of association, be and is hereby unconditionally approved."


                               SPECIAL RESOLUTION

     1. "THAT the original Article 120 of the Articles of Association of the Company replaced by the following provision:

          'Article 120   The Company shall have a board of directors. The board
                         of directors shall consist of twelve (12) directors.
                         The board of directors shall have one (1) Chairman, two
                         (2) Vice-chairman.'

          and THAT the board of Directors of the Company be and is hereby authorized to make similar changes to the Regulations on the Meeting of the Board of Directors based on the changes set out in this resolution."


                                                        By Order of the Board of
                                                                SU LIANG
                                                           Company Secretary

Guangzhou, the People's Republic of China

25 October, 2005

As at the date of this notice, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

Notes:

1.   PERSONS WHO ARE ENTITLED TO ATTEND THE EGM

     a. Holders of H shares of the Company who are registered with Hong Kong Registrars Limited, the registrar of H shares of the Company, at the close of trading in the afternoon of 16 November, 2005 ("Eligible Shareholders") or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the EGM". Holders of A shares of the Company shall receive a notice separately.

--------------------------------------------------------------------------------
                                NOTICE OF THE EGM
--------------------------------------------------------------------------------

     b.   The directors, supervisors and senior management of the Company.

     c. Representatives of the professional advisers hired by the Company and special guests invited by the board of directors of the Company.

2.   REGISTRATION PROCEDURES FOR ATTENDING THE EGM

     a. Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before 26 November, 2005, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the EGM as Attachment A.

     b. When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarized copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

     c. Holders of H shares of the Company who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:00 p.m. on 16 November, 2005.

     d. The register of H shares of the Company will be closed from 17 November, 2005 to 15 December, 2005 (both days inclusive), during which period no transfer of H shares will be registered.

3.   PROXIES

     a. An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company.

     b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for extraordinary general meeting, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorization document(s) authorizing such attorney to appoint the proxy must be notarized.

     c. To be valid, the notarized power of attorney or other authorization document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time designated for the holding of the EGM.

4.   MISCELLANEOUS

     a. The EGM is expected to last for not more than one day. Eligible Shareholders who attend shall bear their own traveling and accommodation expenses.

     b.   The address of the headquarters of the Company is:

          1st Floor, No. 278 Ji Chang Road
          Guangzhou 510405, Guangdong Province
          People's Republic of China
          Telephone No.: (+86) 20-8612 4737
          Facsimile No.: (+86) 20-8665 9040
          Website: www.cs-air.com
          Contact persons: Su Liang and Lei Bin

     c. Pursuant to the Article 77 of the Articles of Association of the Company, at any general meeting of shareholders of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

          i.   by the chairman of the meeting;

          ii. by at least two shareholders entitled to vote present in person or by proxy; or

          iii. by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.

          The demand for a poll may be withdrawn by the person who makes such demand.

                              [CHINESE CHARACTERS]
                 [LOGO] CHINA SOUTHERN AIRLINES COMPANY LIMITED

                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

--------------------------------------------------------------------------------

                                                                    ATTACHMENT A

REPLY SLIP

TO: CHINA SOUTHERN AIRLINES COMPANY LIMITED

I/we intend to attend (in person/by proxy)1 the extraordinary general meeting of the Company to be held at 10:30 a.m. on 16 December, 2005.

-------------------------------------------------------------------------------
 Name(2)
-------------------------------------------------------------------------------
 Number of ordinary shares
 registered in my name(3)
-------------------------------------------------------------------------------
 Identity card/passport number(1,4)
-------------------------------------------------------------------------------
 Share account number
-------------------------------------------------------------------------------
 Mailing address
-------------------------------------------------------------------------------
 Telephone number
-------------------------------------------------------------------------------



Signature(5): _________________________       Date: _______________________ 2005


Notes:

1.   Please delete the option which is not applicable.

2. Please insert your full name in both English and Chinese in block capital letters.

3.   Please attach a photocopy of proof of ownership of your shares.

4.   Please attach a photocopy of your identity card/passport.

5. This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any directors or agents duly appointed by such company or organization.

                             [CHINESE CHARACTERS]
                 [LOGO] CHINA SOUTHERN AIRLINES COMPANY LIMITED

                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

--------------------------------------------------------------------------------

                                                                    ATTACHMENT B

                                  ----------------------------------------------
                                  The number of H Shares to which this
                                  proxy form relates(1)
                                  ----------------------------------------------


FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING ("EGM")

I/We(2), _______________________, holder of share account number _________________, residing at ________________________, being the registered holder of(3) ______________________ ordinary shares of the Company, HEREBY APPOINT(4) ___________________________, residing at __________________________
_____________________________________________________________________________,
as my/our proxy/proxies to attend on my/our behalf the EGM of China Southern Airlines Company Limited (the "Company") to be held at the headquarters of the Company, No. 278 Ji Chang Road, Guangzhou, Guangdong Province, the PRC at 10:30 a.m., on 16 December, 2005 and to act and vote on my/our behalf at the EGM in respect of the resolutions listed below, in accordance with my/our instructions below(5).


-------------------------------------------------------------------------------------------------------------------
                                 ORDINARY RESOLUTIONS                                  FOR(5)          AGAINST(5)
-------------------------------------------------------------------------------------------------------------------
1.       To approve the retirement of Liu Ming Qi as a Director of the
         Company.
-------------------------------------------------------------------------------------------------------------------
2.       To approve the retirement of Wu Rong Nan as a Director of the
         Company.
-------------------------------------------------------------------------------------------------------------------
3.       To approve the resignation of Simon To as an independent non-executive director of the Company, because he has held the office of independent non-executive director for the maximum period of six years as allowed under the Company's articles of association.
-------------------------------------------------------------------------------------------------------------------
                                  SPECIAL RESOLUTION
-------------------------------------------------------------------------------------------------------------------
1.       To approve the special resolution on the proposed amendment to Article
         120 of the Articles of Association of the Company as set out in the
         Notice of the Second Extraordinary General Meeting in 2005.
-------------------------------------------------------------------------------------------------------------------


Signature(6): ____________________            Date: _______________________ 2005

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

3. Please insert the number of all the shares in the Company registered in your name(s).

4. If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.

5. If you wish to vote for any of the resolutions, please insert a "X" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "X" in the box marked "AGAINST" if no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.

6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7. Unless the context requires otherwise, words and expressions defined in the circular of the Company setting out details in respect of the above ordinary resolutions and not otherwise defined herein shall have the same meanings when used herein.

8. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in not less than 48 hours before the time appointed for the holding of the AGM.

9. A proxy, on behalf of the shareholder, attending EGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

10. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 8; and the other copy shall be produced upon the EGM by the proxy of the shareholder pursuant to
     Note 9.

11. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned EGM should you so wish.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By        /s/   Su Liang
                                            ------------------------------------
                                         Name:  Su Liang
                                         Title: Company Secretary


Date: October 27, 2005